Exhibit 12.1

Louisiana-Pacific Corporation

Statement Re: Computation of Ratios

(dollars in millions)

		Year ended December 31,
	Quarter Ended March 31, 2012	2011	2010	2009	2008	2007
Earnings:
Income (loss) from continuing operations before taxes and equity in (earnings) losses of unconsolidated affiliates	$(10.6)	$(184.1)	$(47.9)	$(169.5)	$(752.0)	$(270.6)
Fixed charges	12.6	57.6	64.5	76.0	63.4	77.1
Less interest capitalized	—	(0.1)	(0.1)	(0.1)	(3.6)	(18.9)
Plus amortization of interest capitalized	0.7	3.1	3.3	3.4	3.1	1.3
Less noncontrolling interest in pre-tax income	—	(0.2)	(0.4)	0.8	0.2	—

Earnings	$2.7	$(123.7)	$19.4	$(89.4)	$(688.9)	$(211.1)

Fixed Charges:
Interest expense, including amortization of discounts and debt issuance costs	$12.6	$57.5	$64.4	$96.6	$59.8	$58.2
Less early debt extinguishment	—	—	—	(20.7)	—	—
Interest capitalized	—	0.1	0.1	0.1	3.6	18.9

Fixed charges	$12.6	$57.6	$64.5	$76.0	$63.4	$77.1

Consolidated ratio of earnings to fixed charges (1)	.2x	—	0.3x	—	—	—

Consolidated deficiency of earnings to fixed charges (1)	$—	181.3	—	165.4	752.3	288.2

(1)	We have not had any preferred stock outstanding during the last five years and have, therefore, not paid any dividends on preferred stock, which has resulted in our consolidated ratio of earnings to combined fixed charges and preferred stock dividends being the same as our consolidated ratio of earnings to fixed charges, or our consolidated deficiency of earnings to combined fixed charges and preferred stock dividends being the same as our consolidated deficiency of earnings to fixed charges, as applicable, for each of the above periods.